SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 27, 2014

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On October 27, 2014, Navios Maritime Partners L.P. (“Navios Partners”) issued a press release announcing its financial results for the third quarter and nine months ended September 30, 2014. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On January 5, 2015, Navios Partners issued a press release announcing that it has agreed to acquire the MSC Cristina, a 2011 South Korean-built container vessel of 13,100 TEU for $147.8 million. The vessel is expected to be delivered by the end of February 2015. The MSC Cristina has been chartered out for 12 years at a rate of $60,275 net per day (with Navios Partners’ option to terminate after year seven). Navios Partners expects to finance the acquisition with cash on its balance sheet and bank debt on terms consistent with its existing credit facilities. A copy of the press release is furnished as Exhibit 99.2 to this report and is incorporated herein by reference.

The information contained in this report, except the second and third paragraph of Exhibit 99.1 and the fourth paragraph of Exhibit 99.2, which contain certain quotes by the Chairman and Chief Executive Officer of Navios Partners, is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-192176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: January 7, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated October 27, 2014

99.2	Press Release dated January 5, 2015